SEC
Mail Processing
Section

FEB 27 2017

Washington DC
415

17004548

SEC

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 31249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornburg Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 N Ridgetop Rd
(No. and Street)

Santa Fe (City) NM (State) 87506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

PO Box 3939 (Address) Albuquerque (City) NM (State) 87190 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aub

B5

OATH OR AFFIRMATION

I, Hana S. Schuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornburg Securities Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hana S. Schuster
Signature

Financial/Operations Principal
Title

Ruth Segura
Notary Public
My commission exp 02/01/2019

NOTARY PUBLIC
RUTH SEGURA
STATE OF NEW MEXICO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Financial Statements and Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

and

Report of Independent Registered Public Accounting Firm required by PCAOB Release No. 2011-004 on Exemption Report Required by SEC Release No. 34-70073 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

KPMG LLP
Two Park Square, Suite 700
6565 Americas Parkway, N.E.
Albuquerque, NM 87110-8179

Report of Independent Registered Public Accounting Firm

The Board of Directors
Thornburg Securities Corporation:

We have audited the accompanying statement of financial condition of Thornburg Securities Corporation (the Company) as of December 31, 2016, and the related statements of operations, stockholders' equity, cash flows, and changes in subordinated borrowings for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornburg Securities Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Albuquerque, New Mexico
February 24, 2017

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 6,163,707
Investment in Thornburg New Mexico Intermediate Municipal Fund (cost of $1,444,962)	1,430,670
Receivables:	
Distributor's commissions	126,024
Related party	117,631
Other	9,696
Deferred sales commissions	260,711
Prepaid expenses	263,676
Other assets	3,300
Property and equipment (net of accumulated depreciation of $130,454 in 2016)	22,153
	$ 8,397,568
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 4,853,672
Subordinated borrowings	1,750,000
	6,603,672
Stockholders' equity:	
Class A common stock of $1 par value. Authorized, 10,000 shares; issued and outstanding, 2,500 shares	2,500
Class B common stock of $1 par value, nonvoting. Authorized, 10,000 shares; issued and outstanding, 1,500 shares	1,500
Additional paid-in capital	1,152,153
Retained earnings	637,743
Total stockholders' equity	1,793,896
	$ 8,397,568

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statement of Operations

Year ended December 31, 2016

Revenues:		
Distributor's commissions	$	949,978
Interest		37,022
Unrealized (loss) gain on investment in Thornburg New Mexico Intermediate Municipal Fund		(36,769)
Marketing reimbursement		16,745,604
Other revenue		22,506
		17,718,341
Expenses:		
Commissions		6,003,961
Salaries		3,952,348
Bonus		2,461,184
Travel		824,407
Profit sharing and 401(k) plan		811,993
Insurance		827,336
Payroll taxes		542,751
Meals and entertainment		637,728
Rent		365,592
Contract employment		69,088
Licenses and fees		99,742
Computer		369,510
Telephone		82,777
Legal and accounting		192,367
Miscellaneous		104,618
Training and education		112,470
Supplies		35,955
Dues and subscriptions		37,558
Marketing Materials		72,000
C Share Amortization		24,230
Depreciation		24,012
		17,651,627
Net income	$	66,714

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statement of Stockholders' Equity

Year ended December 31, 2016

	Common stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
	Class A	Class B			
Balances at December 31, 2015	2,500	1,500	1,152,153	571,029	1,727,182
Net Income	—	—	—	66,714	66,714
Balances at December 31, 2016	$ 2,500	1,500	1,152,153	637,743	1,793,896

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 66,714
Adjustments to reconcile net income to net cash flows used in operating activities:	
Depreciation	24,012
Gain on disposal of property and equipment	(1,300)
Unrealized loss on investments in Thornburg mutual fund	36,769
Change in assets and liabilities:	
Distributor's commissions receivable	(71,985)
Related party receivables	(7,071)
Other receivables	(9,227)
Deferred sales commission	(260,711)
Other assets	5,000
Prepaid expenses	(17,286)
Accounts payable and accrued expenses	203,427
Net cash flows used in operating activities	(31,658)
Cash flows from investing activities:	
Purchase of property and equipment	(6,461)
Proceeds from sale of property and equipment	1,300
Purchases of investments in Thornburg mutual fund	(36,659)
Net cash flows used in investing activities	(41,820)
Cash flows from financing activities:	
Proceeds from issuance of subordinated borrowings	1,750,000
Net cash flows from financing activities	1,750,000
Net increase in cash and cash equivalents	1,676,522
Cash and cash equivalents, beginning of year	4,487,185
Cash and cash equivalents, end of year	$ 6,163,707

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statement of Changes in Subordinated Borrowings

Year ended December 31, 2016

Subordinated borrowings at beginning of year	$	—
Increases:		
Issuance of subordinated notes		1,750,000
Subordinated borrowings at end of year	$	1,750,000

The accompanying notes are an integral part of these consolidated financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)
Notes to Financial Statements
December 31, 2016

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Thornburg Securities Corporation (the Company or Thornburg), a Delaware corporation, is the distributor for the Thornburg Investment Trust (the Trust). The Trust is a Massachusetts business trust.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are offered on a fully disclosed basis through contractual agreements with clearing brokers. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The primary source of revenue for the Company (not including marketing reimbursements; see note 3) is distributor's commissions. The Company's revenue from distributor's commissions and marketing reimbursement is dependent upon future marketing and sales of the Thornburg family of mutual funds.

(b) Investment Securities

Shares of Thornburg New Mexico Intermediate Municipal Fund (affiliate) are stated at market value, and unrealized gains or losses are recognized in the statements of operations using the specific-identification method. Interest and dividend income is recorded as earned.

(c) Distributor's Commissions

Commissions are recorded on a trade-date basis as sales of Thornburg mutual funds occur.

(d) Property and Equipment

Property and equipment are stated at cost. Depreciation on all property and equipment is computed using straight-line method based upon useful lives of three to seven years. Cost of repairs and maintenance is charged to expense as incurred.

(e) Income Taxes

The Company is treated as an S Corporation for income tax purposes whereby the income or loss of the Company is reflected in the individual tax returns of its stockholders. Accordingly, the financial statements do not reflect federal and state income taxes. The Company has not recorded any provisions for uncertain tax positions and no interest or penalties have been accrued.

(f) Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents. The Company maintains cash and cash equivalents with a financial institution that exceed Federal Deposit Insurance Corporation (FDIC) limits. The Company invests cash in large, well

known financial institutions and believes that no significant concentration of credit risk exists with respect to cash and cash equivalents.

(g) *Deferred Sales Commissions*

Beginning in December 2016 upon the termination of the C share sale agreement with Thornburg Investment Management (TIM) (See note 4), the Company begun to record deferred sales commissions upon the sale of C shares.

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are recorded as deferred sales commissions and amortized over the estimated period in which they will be recovered from distributor commissions and/or contingent deferred sales charges, which is currently one year.

(h) *Use of Estimates*

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(i) *Fair Value Measurements*

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting Standards Codification Topic 820, *Fair Value Measurements*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The Company had only Level 1 assets that included cash and cash equivalents and investment in Thornburg New Mexico Intermediate Municipal Fund at December 31, 2016.

The Company follows the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial

statements on a nonrecurring basis. The Company had no such assets or liabilities at December 31, 2016.

(2) Stock Ownership

All of the Company's outstanding Class A common stock and 20% of its outstanding Class B common stock are held by one individual (the Director).

(3) Transactions with Related parties

The Thornburg family of mutual funds were organized and formed by the Company and Thornburg Investment Management, Inc. (TIM). TIM is an affiliate, which is wholly owned by the Company's stockholders. During the normal course of operations, the Company incurs costs related to the marketing and sales of the Thornburg family of mutual funds. As determined by written agreement between the Company and TIM, TIM pays the Company for these marketing and sales efforts. During 2016, the Company evaluated the costs that were being reimbursed under this agreement and identified several additional cost categories that were available for reimbursement. This inclusion of these additional cost categories had the impact of increasing marketing and sales revenue by approximately $1,993,599 in 2016. In addition, the Company and TIM agreed in 2016 to an additional monthly payment of $75,000 under a separate agreement as compensation for marketing research services provided by the Company to TIM. The amounts reimbursed to the Company under these agreements were $16,745,604 for the year ended December 31, 2016.

The Company entered into agreement with TIM regarding allocation of certain shared expenses. In general, each shared expense item will be allocated between the Companies on the basis of the relative number of employees employed by each Company. The Companies agreed that the Corporate Finance department or person authorized to approve a purchase order request, as appropriate, may determine a different allocation methodology for some or all shared expense items, provided that there is a reasonable basis for any such determination. The cost of shared expenses were $2,684,993 for the year ended December 31, 2016 and are included in various accounts in the accompanying statement of operations.

On November 1, 2016 the Company entered into the subordinated loan agreement with TIM for $1,750,000. See note 10.

In March 2009, the Company relocated its corporate headquarters into a building owned by Ridgetop Road LLC (Ridgetop Road), which is a wholly owned subsidiary of TIM. The rent paid to TIM and subsequently passed on to Ridgetop Road was $317,701 for the year ended December 31, 2016 (included in the cost of shared expenses total disclosed above).

During the years ended December 31, 2016, the Company earned $36,659 in interest income from its cash equivalents and investments with Thornburg mutual funds.

(4) Sale of Fee Rights

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class B shares of the Thornburg family of mutual funds to an unrelated party on an ongoing basis. Pursuant to the agreement, the Company sold the fee rights associated with Class B shares at its cost. Effective in August 2009, the financing commitment component of the B share program formally terminated. Effective June 1, 2016 the Company terminated this agreement. The Company received an annual servicing fees of $1,333 in 2016.

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class C shares of the Thornburg family of mutual funds to TIM on an ongoing basis. Pursuant to the agreement, the Company sold the fee rights associated with Class C shares at its cost, which approximated $4,128,272 in 2016, and retained the servicing responsibilities. On November 30, 2016 the Company terminated the purchase and sale agreement for class C share receivables with TIM. As a result, effective November 30, 2016, the Company will now receive 12b-1 fees related to the sale of class C shares of the Thornburg family of mutual funds from November 30, 2016 forward. TIM will continue to receive 12b-1 fees for the sale of class C shares of the Thornburg family of mutual funds made prior to November 30, 2016, which was $1,675,644 as of that date.

(5) Profit Sharing and 401(k) Plan

The Company sponsors a profit sharing plan for which substantially all employees are eligible. Annual contributions are made in the amounts determined by the Company's director. During 2016 the Company made profit sharing contributions of $561,314 on behalf of its employees. Under the provisions of the plan, participants begin vesting in benefits after two years and are fully vested upon completion of six years of service. The amount included in accounts payable and accrued expenses is $594,351 related to the profit sharing plan liability at December 31, 2016.

The Company has a 401(k) safe harbor plan for which substantially all employees are eligible. Under the plan, the Company contributes 3% of each employee's annual compensation (as defined in the plan), up to certain dollar limits as specified by federal law. Employees may contribute any amount up to the maximum allowable by law. The Company's contribution is made regardless of whether the employee chooses to contribute additional amounts. Under the plan, employees are 100% vested in all company non-elective contributions as well as all personal deferrals. Company 401(k) contributions was $217,642 for 2016.

The profit sharing plan was initially funded using employees' shares of the Thornburg Value Fund and the Thornburg International Value Fund held in the profit sharing plan. These shares were transferred to the 401(k) plan and maintain their original vesting schedule as described above.

(6) Deferred Compensation

The Company has a deferred compensation plan for the Regional Sales Managers and Inside Sales Managers and awarded amounts are based on actual sales of mutual funds in the respective territories and on respective

rates stated in the appropriate plan document. The awarded amount is accrued monthly and recorded as an accrued liability. The Regional Sales Managers and Inside Sales Managers vest in the amount held in the deferred compensation account over a five-year period. Beginning in year six, eligible employees will be entitled to a payout equal to 20% of the prior year ending balance. The amount included in accounts payable and accrued expenses related to this liability is $3,171,962 at December 31, 2016.

(7) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $100,000 or 6⅔% of total liabilities and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had excess net capital of $2,340,771 and had aggregate indebtedness to net capital ratio of 1.82 to 1 at December 31, 2016.

(8) Reserve Requirements

The Company acts as an introducing broker, which settles all transactions, with and for customers, on a fully disclosed basis with the funds' custodian. The Company promptly transmits all customer funds and securities to the funds' custodian, which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4. As such, the Company is exempt from the reserve requirements under Rule 15c3-3.

(9) Contingencies

In the normal course of business, the Company is subject to claims, litigation, investigations, and proceedings. Management of the Company believes that such matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(10) Subordinated Borrowings

In November 2016, the Company entered into a $1,750,000 subordinated loan agreement with TIM. The loan matures on December 1, 2026, carries an interest rate of 0% and was approved by FINRA. On February 22, 2017, the interest rate was amended to be 4.25%, subject to FINRA approval. Under this agreement, the Company has irrevocably agreed that the obligations of the Company with respect to the payment of principal are fully and irrevocably subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company. Under the terms of the agreement, the amounts due under the loan would be suspended if certain net capital requirements are not met. Subsequent to one year from the effective date of the agreement and with prior written approval of FINRA, the Company may, at its option, make a payment of all or any portion of the outstanding principal balance prior to the scheduled maturity date. TIM can also accelerate the payment of the outstanding principal of the loan provided six months notice is provided and approval by FINRA is provided. As a result of the above terms, the subordinated loan meets the requirements to be included as an addition to net capital under its net capital computation (see note 7).

(11) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 24, 2017, the date at which the financial statements were available to be issued, and determined there are no further items to disclose.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Schedule I

Computation of Net Capital under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2016

Net capital:		
Total stockholders' equity per the accompanying financial statements	$	1,793,896
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,750,000
Total capital and allowable subordinated liabilities		3,543,896
Deduct:		
Assets which are not readily convertible into cash		(779,400)
Haircuts on money market funds and investment securities		(100,147)
Net capital		2,664,349
Minimum net capital required		323,578
Excess net capital	$	2,340,771
Aggregate indebtedness – accounts payable and accrued expenses	$	4,853,672
Ratio of aggregate indebtedness to net capital		1.82
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)	%	49.38

The above computation of net capital agrees with the computation of the Company on the FOCUS Form X 17A 5, Part IIA, as of December 31, 2015, filed by the Company on January 30, 2017.

See accompanying independent auditors' report.

THORNBURG SECURITIES CORPORATION Schedule II

(An S Corporation)

Statement Regarding Customer Reserve Requirements and PAB Accounts Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2) (i) of that rule.

See accompanying independent auditors' report.

THORNBURG SECURITIES CORPORATION Schedule III

(An S Corporation)

Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2) (i) of that rule.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Two Park Square, Suite 700
6565 Americas Parkway, N.E.
Albuquerque, NM 87110-8179

Report of Independent Registered Public Accounting Firm

The Board of Directors
Thornburg Securities Corporation:

We have reviewed management's statements, included in the accompanying Thornburg Securities Corporation Exemption Report (the Exemption Report), in which (1) Thornburg Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Albuquerque, New Mexico
February 24, 2017

Thornburg Securities®

Thornburg Securities Corporation's
Exemption Report

Thornburg Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "reports to be made by certain brokers & dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and

(2) The Company met the exemption provision throughout the most recent fiscal year 2016 [from January 1, 2016 to December 31, 2016] without exception.

Thornburg Securities Corporation
Thornburg Securities Corporation

By: Jane S. Schuster
Title: Financial Operations Principal

February 24, 2017

Thornburg Securities Corporation®
2300 North Ridgetop Road
Santa Fe, New Mexico 87506
505.984.0200 Tel
505.946.5116 Fax
www.thornburg.com